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                           Prudential Financial, Inc.
                             213 Washington Street
                                Newark, NJ 07102
                    Tele: (973) 802-6997  Fax (973) 367-8920





                                         September 16, 2003



United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Pruco Life Insurance Company of New Jersey
        Application for Withdrawal of Supplement under Rule 477
        File No. 333-49230

Dear Commissioners:

        Pursuant to Rule 477 of the Securities Act of 1933, we hereby make application to withdraw our Supplement, File No. 333-49230, filed on September 16, 2003.


                                         Respectfully,



                                         C. Christopher Sprague
                                         Vice President, Corporate Counsel